Exhibit 99.1

Tencent Music Entertainment Group Announces First Quarter 2020 Unaudited Financial Results

SHENZHEN, China, May 11, 2020 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

Financial and Operational Highlights

In the three months ended March 31, 2020:

•	Online music paying users grew 50.4% year-over-year to 42.7 million, and its ARPPU increased by 13.3% year-over-year.

•	Total revenues were RMB6.31 billion (US$891 million), an increase of 10.0% year-over-year, within which online music subscription revenues grew by 70.0% year-over-year to RMB1.21 billion (US$170 million).

•	Net profit attributable to equity holders of the Company was RMB887 million (US$125 million).

•	Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.10 billion (US$156 million).

“We achieved healthy first quarter performance primarily fueled by robust growth from online music subscription revenues. The year-over-year growth of our online music subscription revenues accelerated to 70.0%, up from 48.3% and 60.1% in the third and fourth quarters of 2019 respectively. Online music paying users reached 42.7 million in the first quarter of 2020, growing 50.4% year-over-year with underlying paying ratio reaching 6.5%, up from 4.3% for the same quarter last year. While acknowledging the impact on our social entertainment services from the COVID-19 pandemic, we have started to see a moderate recovery recently,” said Mr. Cussion Pang, Chief Executive Officer of Tencent Music. “By ensuring our model offers a win-win situation for both the artists and ourselves, we were able to attract even more talented musicians and develop more original content. Leveraging our massive and in-depth user insights, we successfully discovered and promoted many hit songs to gain nationwide popularity, which reinforces our distinctive value proposition as a leading indie musician platform in China.”

Mr. Tony Yip, Chief Strategy Officer of Tencent Music, said, “We are pleased to see strength in both our online music and social entertainment MAUs, especially during the COVID-19 outbreak which impacted businesses in many different ways. Most notably, we have made significant progress in expanding our long-form audio content offering. Apart from adding thousands of new audio works adapted from popular IPs, we have also begun attracting well-known vocal talents to produce more premium UGC content. This holistic approach will enable us to offer comprehensive audio entertainment user experience and build a solid foundation for our future development. Additionally, in our continuous efforts to explore new opportunities to better serve our users, we launched TME Live, an innovative model that integrates offline concerts with online live-streaming experience. The user responses we received on TME Live exceeded expectations, and affirmed the virtuous cycle between online music and social entertainment services.”

1 Non-IFRS net profit attributable to equity holders of the Company excludes amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, net loss from investments, fair value change on puttable shares and income tax effects.

“We achieved sustained strong performance in online music services with 27.4% year-over-year revenue growth for the first quarter of 2020," commented Ms. Shirley Hu, Chief Financial Officer of Tencent Music. “In particular, our music subscription services delivered an impressive year-over-year revenue growth of 70.0% with continuous ARPPU improvement resulting from the successes of paying user retention and content paywall strategy. Our IFRS and non-IFRS net profit attributable to equity holders of the Company for the quarter were RMB 0.9 billion and RMB 1.1billion, respectively, reflecting our capability in managing changes in macroeconomic conditions as a result of the COVID-19 pandemic. Looking forward, we continue to be optimistic about the future of the broader music industry and are confident in the overall ecosystem and product pipelines that we are building. We’ll continue to focus on enhancing and expanding product and service offerings including long-form audio while maintaining core content investments.”

Operational Highlights

•	TME's online music and social entertainment services key operating metrics*

	1Q20	1Q19	YoY %
Mobile MAU - online music (million)	657	654	0.5%
Mobile MAU - social entertainment (million)	256	226	13.3%
Paying users - online music (million)	42.7	28.4	50.4%
Paying users - social entertainment (million)	12.8	10.8	18.5%
Monthly ARPPU - online music (RMB)	9.4	8.3	13.3%
Monthly ARPPU - social entertainment (RMB)	111.1	127.5	(12.9%)

•	In the first quarter of 2020, we further sharpened our capability in content discovery and promotion, through multi-pronged strategies to support more original content creation.

-	Continued to invest in and support our fast-growing independent musicians by offering more targeted financial and operational resources. As a result, both the number of participating musicians and original songs produced doubled year-over-year.

-	Leveraging in-depth user insights and expanding promotional capability, we successfully discovered and helped songs such as Youth and The World Is So Big To Meet You to become nationwide hit songs. The two songs achieved combined streams of nearly 2.5 billion[2] on our platform.

•	We made significant progress in expanding our long-form audio content and services.

-	Recently, through strategic partnerships with China Literature and other leading online literature platforms in China, we added thousands of audiobooks, including some exclusive page turning online literature series. In terms of audio adaptation rights, we now offer the majority of China Literature’s top 100 most favorited online books. In addition to online literature, we also started to cooperate with hit drama series and domestic comic IPs for audio adaptation.

2 The total streaming of Youth and The World Is So Big To Meet You almost reached 5 billion on our platform as of May 10, 2020.

-	We launched a new long-form audio app, Kuwo Changting. By doing so, we took another step to offer diversified content and services in the under-served but fast-growing long-form audio space in China.

•	We continued to bring new products and services to meet the evolving and expanding user demand.

-	To meet user demand and facilitate integrated online music streaming and online singing services, we incubated a new mobile app called Kugou Changchang, in order to better serve Kugou Music users through providing interactive online singing experience. Although still at its early stage, it has achieved initial traction in its MAU and paying user base.

-	During the pandemic, to respond to emerging demand, we launched TME Live, an innovative live-streaming model that integrates offline concerts with online live-streaming experience. Within the short period of five weeks, we successfully held five online live concerts for both established artists including JJ Lin and Rene Liu, and special themes such as an OST concert for the popular web drama series Someday Or One Day, and received positive initial user feedback.

•	We continued to enhance user experience by sharpening data analytic capability to further enhance personalized recommendation. In particular, the average daily streams of the personalized playlists more than doubled on a year-over-year basis.

[*] For the definitions of the above operating metrics, please refer to the introduction section in the Company's 2019 20-F filed on March 25, 2020. For the three months ended March 31, 2020, the Company’s mobile MAU and paying users for social entertainment services included approximately 9 million mobile MAU and 0.2 million paying users from its mobile app Kugou Changchang, an online karaoke application under the Kugou brand, compared with approximately 1 million mobile MAU and 0.03 million paying users for the same period in 2019.

First Quarter 2020 Financial Results

Revenues

Total revenues for the first quarter of 2020 increased by RMB575 million, or 10.0%, to RMB6.31 billion (US$891 million) from RMB5.74 billion in the same period of 2019.

•	Revenues from online music services for the first quarter of 2020 increased by 27.4% to RMB2.04 billion (US$289 million) from RMB1.61 billion in the same period of 2019. The increase was driven by strong growth in music subscription revenues, supplemented by growth in advertising service revenues, partially offset by decrease in sublicensing revenues. Revenues from music subscriptions were RMB1.21 billion (US$170 million), a 70.0% growth compared to RMB710 million in the first quarter of 2019, primarily due to the increase in the number of paying users and continuous improvement in monthly ARPPU.

•	Revenues from social entertainment services and others for the first quarter of 2020 increased by 3.3% to RMB4.27 billion (US$603 million) from RMB4.13 billion in the same period of 2019. On a year-over-year basis, the paying user base of social entertainment services expanded by 18.5%. Due to the impact from the outbreak of COVID-19 and adjustments to certain interactive features in live streaming, ARPPU of social entertainment services decreased by 12.9% year-over-year in the first quarter of 2020.

Cost of Revenues

Cost of revenues for the first quarter of 2020 increased by 17.0% to RMB4.33 billion (US$612 million) from RMB3.70 billion in the same period of 2019, primarily due to the higher revenue sharing fees and increase in content expenses.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2020 decreased by 2.8% to RMB1.98 billion (US$279 million) from RMB2.03 billion in the same period of 2019. Gross margin was 31.3% for the first quarter of 2020, compared with 35.4% in the same period of 2019. The decrease in gross margin was mainly attributable to higher revenue sharing fees, resulted from additional promotions to live streaming paying users to mitigate the impact from COVID-19 and live streaming interactive features adjustments, as well as the increased revenue sharing ratio to online karaoke performers to strengthen our platform’s competitiveness.

Operating Expenses for the Period

Total operating expenses for the first quarter of 2020 increased by RMB123 million, or 11.8%, to RMB1.16 billion (US$164 million) from RMB1.04 billion in the same period of 2019. Operating expenses as a percentage of total revenues slightly increased to 18.4% in the first quarter of 2020 from 18.1% in the same period of 2019.

•	Selling and marketing expenses for the first quarter of 2020 were RMB481 million (US$68 million), representing an increase of 10.1% year-over-year from RMB437 million in the same period of 2019. The increase was primarily due to increased spending to promote the Company's brands, products, and content offering.

•	General and administrative expenses for the first quarter of 2020 were RMB681 million (US$96 million), representing an increase of 13.1% year-over-year from RMB602 million in the same period of 2019. The increase was mainly due to the Company’s increased investment in research and development to expand its competitive advantages in product and technology innovations.

Operating Profit for the Period

Operating profit was RMB1.05 billion (US$148 million) in the first quarter of 2020, compared to operating profit of RMB1.15 billion in the same period of 2019. The decline was primarily resulted from decrease in gross profit due to impact from COVID-19, live streaming interactive features adjustments and the increased revenue sharing ratio to online karaoke performers to strengthen our platform’s competitiveness, as well as increased investment in research and development.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the first quarter of 2020 was RMB887 million (US$125 million), compared to net profit of RMB987 million in the same period of 2019. Non-IFRS net profit attributable to equity holders of the Company was RMB1.10 billion (US$156 million) for the first quarter of 2020, compared to RMB1.20 billion in the same period of 2019. Please refer to the section titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.54 (US$0.08) and RMB0.53 (US$0.07), respectively, for the first quarter of 2020. Excluding amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, net loss from investments, fair value change on puttable shares and income tax effects, non-IFRS basic and diluted earnings per ADS were RMB0.67 (US$0.09) and RMB0.66 (US$0.09), respectively, for the first quarter of 2020. During the first quarter of 2020, the Company had weighted averages of 1.65 billion basic and 1.68 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Cash, Cash Equivalents and Term Deposits

As of March 31, 2020, the combined balance of the Company's cash, cash equivalents and term deposits amounted to RMB21.90 billion (US$3.09 billion), compared to RMB22.93 billion as of December 31, 2019. The decrease in cash, cash equivalents and term deposits was primarily due to the cash used in investing activities, primarily related to our investment in a consortium to acquire a minority equity interest in UMG, partially offset by cash flow generated from operations of RMB1.07 billion (US$151 million). The Company's cash and cash equivalents balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 7.0808 to 1 on March 31, 2020.

Conference Call Information

Tencent Music's management will hold a conference call on Monday, May 11, 2020, at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Tuesday, May 12, 2020, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	4624371

The replay will be accessible through May 18, 2020, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10142408

A live and archived webcast of the conference call will also be available at the Company's investor relations website athttps://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Tencent Music believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. Tencent Music believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Tencent Music encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the year excluding amortization of intangible and other assets arising from the business combinations, share-based compensation expenses, net loss from investments, fair value change on puttable shares and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 871720

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Revenues
Online music services	1,605	2,044	289
Social entertainment services and others	4,131	4,267	603
	5,736	6,311	891
Cost of revenues	(3,703)	(4,334)	(612)
Gross profit	2,033	1,977	279

Selling and marketing expenses	(437)	(481)	(68)
General and administrative expenses	(602)	(681)	(96)
Total operating expenses	(1,039)	(1,162)	(164)
Interest income	144	174	25
Other gains, net	9	58	8
Operating profit	1,147	1,047	148

Share of net loss of investments accounted for using equity method	(5)	(11)	(2)
Finance cost	(17)	(20)	(3)
Profit before income tax	1,125	1,016	143

Income tax expense	(139)	(130)	(18)
Profit for the period	986	886	125

Attributable to:
Equity holders of the Company	987	887	125
Non-controlling interests	(1)	(1)	(0)

Earnings per share for Class A and Class B ordinary shares
Basic	0.30	0.27	0.04
Diluted	0.29	0.26	0.04

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.61	0.54	0.08
Diluted	0.59	0.53	0.07

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,246,992,158	3,306,901,002	3,306,901,002
Diluted	3,346,787,749	3,350,941,875	3,350,941,875

ADS used in earnings per ADS computation
Basic	1,623,496,079	1,653,450,501	1,653,450,501
Diluted	1,673,393,874	1,675,470,937	1,675,470,937

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in millions, except per share data)
Profit for the period	986	886	125
Adjustments:
Amortization of intangible and other assets arising from business combinations*	90	88	12
Share-based compensation	134	137	19
Gains from investments	(1)	-	-
Fair value change on puttable shares **	9	9	1
Income tax effects***	(18)	(17)	(2)
Non-IFRS Net Profit	1,200	1,103	156

Attributable to:
Equity holders of the Company	1,201	1,104	156
Non-controlling interests	(1)	(1)	(0)

Earnings per share for Class A and Class B ordinary shares
Basic	0.37	0.33	0.05
Diluted	0.36	0.33	0.05

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.74	0.67	0.09
Diluted	0.72	0.66	0.09

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,246,992,158	3,306,901,002	3,306,901,002
Diluted	3,346,787,749	3,350,941,875	3,350,941,875

ADS used in earnings per ADS computation
Basic	1,623,496,079	1,653,450,501	1,653,450,501
Diluted	1,673,393,874	1,675,470,937	1,675,470,937

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent’s acquisition of CMC in 2016, our acquisition of Ultimate Music in 2017, and our acquisition of certain subsidiaries in 2018 and 2019.
** Represents the fair value changes on the put liability of certain shares issued in 2018.
*** Represents the income tax effects of amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from business combinations.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2019	As at March 31, 2020
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	179	171	24
Right-of-use assets	148	129	18
Intangible assets	1,622	1,615	228
Goodwill	17,140	17,140	2,421
Investments accounted for using equity method	489	2,035	287
Financial assets at fair value through other comprehensive income	4,461	3,679	520
Other investments	217	217	31
Prepayments, deposits and other assets	816	983	139
Deferred tax assets	192	191	27
Term deposits	500	1,010	143
	25,764	27,170	3,837

Current assets
Inventories	26	26	4
Accounts receivable	2,198	2,084	294
Prepayments, deposits and other assets	2,220	2,236	316
Other investments	38	38	5
Short-term investments	6	10	1
Term deposits	7,000	8,626	1,218
Cash and cash equivalents	15,426	12,266	1,732
	26,914	25,286	3,571

Total assets	52,678	52,456	7,408

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	34,425	34,570	4,882
Shares held for share award schemes	(31)	(48)	(7)
Treasury shares	-	(129)	(18)
Other reserves	2,187	1,578	223
Retained earnings	7,007	7,894	1,115
	43,590	43,867	6,195
Non-controlling interests	88	87	12

Total equity	43,678	43,954	6,207

LIABILITIES
Non-current liabilities
Other payables and other liabilities	68	111	16
Deferred tax liabilities	297	242	34
Lease liabilities	78	65	9
Deferred revenue	67	81	11
	510	499	70
Current liabilities
Accounts payable	2,559	2,644	373
Other payables and other liabilities	3,782	3,155	446
Current tax liabilities	386	484	68
Lease liabilities	69	67	9
Deferred revenue	1,694	1,653	233
	8,490	8,003	1,130

Total liabilities	9,000	8,502	1,201

Total equity and liabilities	52,678	52,456	7,408

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions)

Net cash provided by operating activities	926	1,066	151
Net cash used in investing activities	(3,409)	(4,096)	(578)
Net cash provided by/(used in) financing activities	16	(131)	(19)
Net decrease in cash and cash equivalents	(2,467)	(3,161)	(446)
Cash and cash equivalents at beginning of the period	17,356	15,426	2,179
Exchange differences on cash and cash equivalents	(185)	1	-
Cash and cash equivalents at end of the period	14,704	12,266	1,732